

Edwin Fennell · 3rd

CIO, Founder at inBalance
Greater Cambridge Area · Contact info
179 connections

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inBalance

University of Cambridge

Experience

Founder, Chief Information Officer
inBalance · Full-time
Oct 2019 – Present · 1 yr 8 mos
Cambridge, England, United Kingdom

Overseer of the data pipeline that powers our forecasts

Software Engineering Intern
The Trade Desk · Internship
Jul 2019 – Sep 2019 · 3 mos
London, United Kingdom

Automated handling of bidding categories throughout the entire bidding stack, both locally and server-side. My work allowed control of dataflow relating to over 70 different bidding categories to be managed using a single touchpoint. Simple but powerful design and comprehensive documentation will allow categories to be easily added, updated, or removed by anyor ...see more

Market Research Intern
Edukado · Internship
Jul 2016 – Sep 2016 · 3 mos
Cambridge, United Kingdom

Ran market research into the textbook and educational software industries. Gathered and processed quantitative and qualitative insights in markets, collaborated with data team to devise a market strategy going forward. Devised surveys for consumers and educational institutions to fill in the knowledge gaps I identified.

Education

University of Cambridge
Bachelor of Arts - BA, Mathematics, 2.i
2015 – 2018

Licenses & certifications

Problem Solving (Advanced)
HackerRank
Issued Sep 2020 · No Expiration Date
See credential

Improving Deep Neural Networks: Hyperparameter tuning, Regularization and Optimization
Coursera
Issued Feb 2020 · No Expiration Date

Optimization
Coursera
Issued Feb 2020 · No Expiration Date
Credential ID 9GLR2KMQWX2V
See credential

Machine Learning
Coursera
Issued Dec 2019 · No Expiration Date
Credential ID KKWQ5TRRYZQU
See credential

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Skills & endorsements

Machine Learning

Python (Programming Language) · 1
Tudor Paraschivescu has given an endorsement for this skill

Swift (Programming Language)

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Interests

inBalance
46 followers

University of Cambridge
680,857 followers

Churchill College, University of Cambridge
1,155 followers